VIA EDGAR

May 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ibolya Ignat
Jane Park
Kate Tillan
Laura Crotty

Re:	Talaris Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-255316

Dear Mses. Crotty and Park,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Talaris Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 6, 2021, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gabriela Morales-Rivera, by facsimile to (617) 801-8858.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

TALARIS THERAPEUTICS, INC.

/s/ Scott Requadt
Scott Requadt
Chief Executive Officer

cc:	Mary Kay Fenton, Talaris Therapeutics, Inc.
Arthur McGivern, Goodwin Procter LLP